File No. 812-14275

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FOURTH AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO
SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 (“1940 ACT”)
GRANTING EXEMPTIONS FROM SECTIONS 18(a) AND 61(a) OF THE 1940 ACT

TCP CAPITAL CORP.
SPECIAL VALUE CONTINUATION PARTNERS, LP
TENNENBAUM CAPITAL PARTNERS, LLC
TCPC SBIC, LP
AND
TCPC SBIC GP, LLC

2951 28th Street, Suite 1000
Santa Monica, California 90405
(310) 566-1094

All Communications, Notices and Orders to:

Howard M. Levkowitz
Chief Executive Officer
TCP Capital Corp.
2951 28th Street, Suite 1000
Santa Monica, California 90405
(310) 566-1094

Copies to:

Steven B. Boehm, Esq.
Cynthia M. Krus, Esq.
Sutherland Asbill & Brennan LLP
700 Sixth Street, NW
Washington, DC 20001
(202) 383-0100

May 6, 2015

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

In the Matter of:
TCP CAPITAL CORP.
SPECIAL VALUE CONTINUATION PARTNERS, LP
TENNENBAUM CAPITAL PARTNERS, LLC
TCPC SBIC, LP
And
TCPC SBIC GP, LLC
2951 28th Street, Suite 1000
Santa Monica, California 90405
File No. 812-14275
Investment Company Act of 1940
) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	FOURTH AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 (“1940 Act”) GRANTING EXEMPTIONS FROM SECTIONS 18(a) AND 61(a) OF THE 1940 ACT

TCP Capital Corp., a Delaware corporation (the “Holding Company”), Special Value Continuation Partners, LP, a Delaware limited partnership (the “Operating Company” and, together with the Holding Company, the “Company”1), Tennenbaum Capital Partners, LLC, a Delaware limited liability company (“TCPC Advisor”), TCPC SBIC, LP (“TCPC SBIC”) and TCPC SBIC GP, LLC (“General Partner”) (collectively the “Applicants”), respectfully request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”),2 granting exemptions from Sections 18(a) and 61(a) thereunder. The relief requested in this application (the “Application”) would permit the Company to adhere to a modified asset

1 To the extent the Operating Company is no longer in existence, the Company will refer to the Holding Company.
2 Unless otherwise indicated, all section references herein are to the 1940 Act.

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coverage requirement under Section 61 of the 1940 Act with respect to any direct or indirect wholly owned subsidiary of the Operating Company or the Holding Company (each a "Subsidiary" and collectively, the "Subsidiaries") that is licensed by the Small Business Administration (“SBA”) to operate under the Small Business Investment Act of 1958 (“SBA Act”) as a small business investment company (“SBIC”) and relies on Section 3(c)(7) for an exemption from the definition of “investment company” under the 1940 Act (each, an “SBIC Subsidiary” and, collectively, the “SBIC Subsidiaries”).
All existing entities that currently intend to rely on the Order have been named as Applicants, and any other existing or future entities that may rely on the Order in the future would comply with the terms and condition of the Application.
I.	STATEMENT OF FACTS AND BACKGROUND
A. The Company
The Holding Company is a holding company with no direct operations, and currently its only business and sole asset is its ownership of all of the common limited partner interests in the Operating Company, which represents approximately 100% of the common equity and 80.2% of the combined common and preferred equity interests of the Operating Company as of December 31, 2014. The Holding Company's ownership percentage of the Operating Company will not decrease from its current level.
The holders of the preferred equity interests of the Operating Company are Nieuw Amsterdam Receivables Corporation, Versailles CDS LLC, and Wells Fargo Bank, N.A. At December 31, 2014, the Operating Company had 6,700 Series A preferred limited partner interests (the "Preferred Interests") issued and outstanding with a liquidation preference of $20,000 per preferred limited interest. Holders of outstanding Preferred Interests, voting as a separate class, are entitled to elect two of the Operating Company's directors. In connection with the 2015 meeting of the Holding Company shareholders, the Operating Company's board of directors nominated two directors for election by the holders of the Preferred Interests and solicit their votes in writing. Howard M. Levkowitz and Rajneesh Vig were elected by the holders of the Preferred Interests as of February 27, 2015. The remaining members of the Operating Company's board of directors are elected by holders of common interests and Preferred Interests, voting together as a single class. The Preferred Interests are redeemable at the option of the Operating Company, subject to certain conditions. Additionally, under certain conditions, the Operating Company may be required to either redeem certain of the Preferred Interests or repay indebtedness, at the Operating Company's option.

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Such conditions would include a failure by the Operating Company to maintain adequate collateral as required by its credit facility agreement or by the Statement of Preferences of the Preferred Interests or a failure by the Operating Company to maintain sufficient asset coverage as required by the 1940 Act. As of December 31, 2014, the Operating Company was in full compliance with such requirements. The Preferred Interests will be subject to mandatory redemption on July 31, 2016. Once the Preferred Interests are redeemed, the Operating Company will be a wholly-owned subsidiary of the Holding Company.
The Preferred Interests accrue dividends at an annual rate equal to LIBOR plus 0.85% or, in the case of any holders of Preferred Interests that are CP Conduits (as defined in the leveraging documents), the higher of (i) LIBOR plus 0.85% or (ii) the CP Conduit's cost of funds rate plus 0.85%, subject to certain limitations and adjustments.
The Holding Company and the Operating Company are externally managed, closed-end, non-diversified management investment companies that have elected to be treated as business development companies under the 1940 Act.3 In addition, for tax purposes, the Holding Company has elected to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), and intends to continue to make such election in the future. The Holding Company and the Operating Company are both externally managed and advised by TCPC Advisor. The Company’s principal place of business is 2951 28th Street, Suite 1000, Santa Monica, California 90405.
On April 2, 2012, Special Value Continuation Fund, LLC ("SVCF") converted from a limited liability company to a corporation, leaving the Holding Company as the surviving entity (the "Conversion"). At the time of the Conversion, all limited liability company interests were exchanged for 15,725,635 shares of common stock in the Holding Company. As a result of the

3 Section 2(a)(48) of the 1940 Act defines a business development company to be any closed-end investment company that operates for the purpose of making investments in securities described in Sections 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.

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Conversion, the books and records of SVCF became the books and records of the surviving entity. The Holding Company owns the entire common limited partner interest in the Operating Company.
In connection with its initial public offering of common stock (the “IPO”), on March 8, 2011 the Holding Company filed a registration statement on Form N-2 (File No. 333-172669), as later amended (the “N-2”) and on April 2, 2012 filed a notice under Form N-54A of its election to be regulated as a BDC within the meaning of Section 2(a)(48) of the 1940 Act. The N-2 was declared effective on April 3, 2012. On April 3, 2012, the Holding Company filed a registration statement on Form 8-A to register its common stock under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, the Holding Company is subject to the periodic reporting requirements under Section 13(a) of the Exchange Act. On April 10, 2012, the Holding Company completed its initial public offering. The Holding Company’s common stock is traded on The NASDAQ Global Select Market under the symbol “TCPC.”
The investment objective of the Company is to achieve high total returns through current income and capital appreciation, with an emphasis on principal protection. The Company seeks to achieve the investment objective primarily through investments in debt securities of middle-market companies as well as small businesses. The Company’s primary investment focus is investing in and originating leveraged loans to performing middle-market companies as well as small businesses.
The Company’s board of directors (the “Board”) consists of five members, three of whom are not “interested persons” of the Company within the meaning of Section 2(a)(19) of the

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1940 Act. The same individuals currently serve on the boards of directors of both the Holding Company and the Operating Company.
B. TCPC Advisor
TCPC Advisor serves as the external investment adviser to the Company. TCPC Advisor was founded in 1999 and its predecessor entity, formed by the same individuals, commenced operations in 1996. TCPC Advisor is registered as an investment adviser under the Investment Advisers Act of 1940. TCPC Advisor manages the Company’s investment activities pursuant to investment advisory agreements with the Holding Company and Operating Company that satisfy the requirements of Sections 15(a) and (c) of the 1940 Act. Subject to the overall supervision of the General Partner, TCPC Advisor will serve as the investment manager to TCPC SBIC and to any SBIC Subsidiaries and the investment and exit decisions and day-to-day investment activities of TCPC SBIC and any SBIC Subsidiaries will be managed by members of TCPC Advisor’s senior management, under the direction of the General Partner.
C. General Partner
The General Partner was organized as a limited liability company under the laws of the state of Delaware on June 12, 2013. The General Partner is the sole general partner of TCPC SBIC and the Operating Company is the sole member of the General Partner. Pursuant to the General Partner’s operating agreement, it is authorized to operate, manage and maintain the Company. The General Partner may serve as the general partner of future SBIC Subsidiaries.
D. TCPC SBIC
TCPC SBIC formally submitted an application to the SBA for a license to operate as an SBIC on June 28, 2013 and the application was accepted for filing on July 23, 2013. TCPC SBIC was organized as a limited partnership under the laws of the state of Delaware on June 12,

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2013. TCPC SBIC received its license from the SBA on April 17, 2014 to operate as an SBIC under the SBA Act.
The Operating Company is the sole limited partner of TCPC SBIC. The Holding Company owns 80.2% of the outstanding securities of the Operating Company. The Operating Company, which has also elected to be regulated as a business development company, is the sole limited partner of TCPC SBIC and owns more than 95% of the oustanding voting securities of TCPC SBIC consistent with the definition of "wholly owned subsidiary" contained in Section 2(a)(43) of the 1940 Act. There are no significant ways compliance with the 1940 Act differs under this structure wherein the Holding Company owns 80.2% of the Operating Company, than a structure wherein the Operating Company were a wholly-owned subsidiary of the Holding Company. The financial statements of TCPC SBIC, the Operating Company and the Holding Company are consolidated. TCPC SBIC is not registered under the 1940 Act as it relies on the exclusion from the definition of investment company contained in Section 3(c)(7) of the 1940 Act. TCPC SBIC will follow the same investment objective and strategy as the Company, which is to achieve high total returns through current income and capital appreciation, with an emphasis on principal protection by investing primarily through investments in debt securities of middle-market companies as well as small businesses. The General Partner will operate TCPC SBIC for the same investment purposes, and TCPC SBIC will in the future invest in the same kinds of securities as the Company.
As an SBIC, each SBIC Subsidiary, including TCPC SBIC, will be examined periodically by the SBA’s staff to determine its compliance with SBIC regulations. In addition, each SBIC Subsidiary will be audited on an annual basis by a third-party accounting firm. SBICs are designed to stimulate the flow of capital to eligible small businesses. Under present SBA regulations, eligible small businesses include businesses that have a tangible net worth not exceeding $19.5 million and have average net income after federal taxes not exceeding $6.5 million for the two most recent fiscal years. In addition, an SBIC must devote generally at least 25 percent of its investment activity to “smaller” enterprises as defined by the SBA. A smaller enterprise is one that has a tangible net worth not exceeding $6 million and has average net income after federal taxes not exceeding $2 million for the two most recent fiscal years. SBA regulations also provide alternative size criteria to determine eligibility, which depend on the industry in which the business is engaged and typically include such

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factors as number of employees or annual receipts. According to SBA regulations, SBICs may make long-term loans to small businesses or invest in the equity securities of such businesses. In addition to size criteria, SBA regulations also contain other limitations, including limits related to permitted industries, terms of investment, conflicts of interest and co-investments.
II.	REQUESTED RELIEF
A. Sections 6(c) and 18
1. Section 6(c). Section 6(c) authorizes the Commission to exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of the 1940 Act or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.
2. Section 18. Section 18(a) prohibits a registered closed-end investment company from issuing any class of senior security or selling any such security of which it is the issuer, unless it complies with the asset coverage requirements set forth in that section. “Asset coverage” is defined in Section 18(h) to mean, with respect to a class of senior security representing an indebtedness of an issuer, the ratio that the value of the total assets of an issuer, less all liabilities and indebtedness not represented by senior securities, bears to the aggregate amount of senior securities representing indebtedness of such issuer. Under the provisions of Section 18(a)(1)(A), senior securities of closed-end investment companies representing indebtedness must have an asset coverage of 300 percent immediately after their issuance or sale. Section 61(a) applies Section 18 to a BDC to the same extent as if the BDC were a registered closed-end investment company, subject to certain exceptions. One of the exceptions provides that the asset coverage requirement of Section 18(a)(1)(A) applicable to

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BDCs is 200 percent. Section 18(k) makes the asset coverage and other requirements of subparagraphs (A) and (B) of paragraph (1) of Section 18(a) inapplicable to investment companies operating under the SBA Act. However, companies operating under the SBA Act, such as TCPC SBIC (and any other SBIC Subsidiary), are subject to the SBA’s substantial regulation of permissible leverage in their capital structure. An SBIC with outstanding SBA financial assistance may not incur any secured third-party debt or refinance any debt with secured third-party debt without prior written approval of the SBA. TCPC SBIC (and any other SBIC Subsidiary) will be regulated by the SBA and operate under the SBA Act. There is no difference in the SBA’s regulation of TCPC SBIC or other SBIC Subsidiaries due to the fact that it and any other SBIC Subsidiaries will not be registered under the 1940 Act or be BDCs.
B. Need for Relief
The Company is a closed-end investment company for purposes of Section 18 of the 1940 Act, which is made applicable to BDCs by Section 61(a) thereof. Since TCPC SBIC and other SBIC Subsidiaries would be Subsidiaries, the Company may be required to comply with the asset coverage requirements of Section 18(a) (as modified by Section 61(a) for BDCs) on a consolidated basis because the Company may be deemed to be an indirect issuer of any class of senior security issued by TCPC SBIC or another SBIC Subsidiary. Applying Section 18(a) (as modified by Section 61(a)) on a consolidated basis generally would require that the Company treat as its own all assets held directly either by the Company itself, by TCPC SBIC, or by another SBIC Subsidiary and also to treat as its own any liabilities of the Company, TCPC SBIC and the other SBIC Subsidiaries (with intercompany receivables and liabilities eliminated).

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C. Requested Order
Solely for the purposes of the requested relief, the Company seeks to treat TCPC SBIC and any other SBIC Subsidiaries as if each were a BDC subject to Sections 18 and 61 of the 1940 Act. Accordingly, the Company respectfully requests an Order pursuant to Section 6(c) of the 1940 Act exempting the Company from the provisions of Section 18(a), as modified by Section 61(a), such that senior securities issued by each SBIC Subsidiary that would be excluded from its individual asset coverage ratio by Section 18(k) if it were itself a BDC would also be excluded from the Company’s consolidated asset coverage ratio. Because the SBIC Subsidiary would be entitled to rely on Section 18(k) if it were a BDC, there is no policy reason to deny the benefit of that exemption to the Company. The Applicants believe that the Order requested in this Application would, if granted, be consistent with orders previously issued by the Commission pursuant to, and satisfies the standards set forth in, Section 6(c) of the 1940 Act.4
III.	CONDITIONS OF EXEMPTIVE ORDER
Applicants agree that the requested Order will be subject to the following condition:
1. The Company will not itself issue or sell any senior security and the Company will not cause or permit TCPC SBIC or any other SBIC Subsidiary to issue or sell any senior security of which the Company, TCPC SBIC or any other SBIC Subsidiary is the issuer except to the extent permitted by Section 18 (as modified for BDCs by Section 61); provided that, immediately after the issuance or sale of any such senior security by any of the Company, TCPC SBIC or any other SBIC Subsidiary, the Company, individually and on a

4 See, e.g., In the Matter of Garrison Capital Inc., et al., Investment Company Act Release Nos. 31373 (Dec. 15, 2014) (notice) and 31409 (Jan. 12, 2015) (order); In the Matter of New Mountain Finance Corporation, et al., Investment Company Act Release Nos. 31282 (Oct. 10, 2014) (notice) and 31329 (Nov. 5, 2014) (order); In the Matter of Monroe Capital Corporation, et al., Investment Company Act Release Nos. 31253 (Sept. 19, 2014) (notice) and 31286 (Oct. 15, 2014) (order); In the Matter of Stellus Capital Investment Corporation, et al., Investment Company Act Release Nos. 31160 (July 17, 2014) (notice) and 31206 (Aug. 12, 2014) (order); In the Matter of OFS Capital Corporation, et al., Investment Company Act Release Nos. 30771 (Oct.30, 2013) (notice) and 30812 (Nov. 26, 2013) (order); In the Matter of Medley Capital Corporation, et al., Investment Company Act Release Nos. 30234 (Oct. 16, 2012) (notice) and 30262 (Nov. 14, 2012) (order); In the Matter of Saratoga Investment Corp., et al., Investment Company Act Release Nos. 30145 (July 23, 2012) (notice) and 30171 (Aug. 20, 2012) (order); In the Matter of PennantPark Investment Corporation, et al., Investment Company Act Release Nos. 29665 (May 6, 2011) (notice) and 29686 (June 1, 2011) (order); and In the Matter of Fifth Street Finance Corp., et al., Investment Company Act Release Nos. 29500 (Nov. 18, 2010) (notice) and 29526 (Dec. 14, 2010) (order).

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consolidated basis, shall have the asset coverage required by Section 18(a) (as modified by Section 61(a)). In determining whether the Company, TCPC SBIC and any other SBIC Subsidiary on a consolidated basis have the asset coverage required by Section 18(a) (as modified by Section 61(a)), any senior securities representing indebtedness of an SBIC Subsidiary shall not be considered senior securities and, for purposes of the definition of “asset coverage” in Section 18(h), shall be treated as indebtedness not represented by senior securities but only if that SBIC Subsidiary has issued indebtedness that is held or guaranteed by the SBA.
IV.	EXHIBIT LIST
The following documents are annexed to this Application as Exhibits and are incorporated by reference.
Exhibit A Exhibit B	Verification Required by Rule 0-2(d) Resolution Authorizing Application

V.	AUTHORIZATIONS REQUIRED BY RULE 0-2
All requirements for the execution and filing of this Application have been complied with and the person executing and filing this Application is fully authorized to do so. The Board of Directors of the Company, on behalf of the Holding Company, Operating Company, TCPC SBIC, General Partner and TCPC Advisor authorized the filing of this Application pursuant to the resolutions attached as Exhibit B. The person executing the Application on behalf of the Holding Company, Operating Company, TCPC SBIC, General Partner and TCPC Advisor, states that he has duly executed the attached Application for and on behalf of each of the Applicants; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize the execution and filing of the Application have been taken.

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Signatures
Pursuant to the requirements of the Investment Company Act of 1940, the Applicants have signed this Application on the 6th day of May, 2015.

TCP Capital Corp.
By: /s/ Howard M. Levkowitz
Name: Howard M. Levkowitz
Title: Chief Executive Officer

Special Value Continuation Partners, LP
By: /s/ Howard M. Levkowitz
Name: Howard M. Levkowitz
Title: Chief Executive Officer

Tennenbaum Capital Partners, LLC
By: /s/ Howard M. Levkowitz
Name: Howard M. Levkowitz
Title: Managing Partner

TCPC SBIC GP, LLC
By: /s/ Howard M. Levkowitz
Name: Howard M. Levkowitz
Title: Chief Executive Officer

TCPC SBIC, LP
By: TCPC SBIC GP, LLC
Its: General Partner

By: /s/ Howard M. Levkowitz
Name: Howard M. Levkowitz
Title: Chief Executive Officer

EXHIBIT A
VERIFICATION
The undersigned states that he has duly executed the attached exemptive application dated May 6, 2015 for and on behalf of TCP Capital Corp. (the “Company”); that he is the Chief Executive Officer of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he has duly executed the attached exemptive application for and on behalf of Special Value Continuation Partners, LP, Tennenbaum Capital Partners, LLC, TCPC SBIC, LP and TCPC SBIC GP, LLC, and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.
/s/ Howard M. Levkowitz Name: Howard M. Levkowitz Date: May 6, 2015

EXHIBIT B
Resolution of the Board of Directors of TCP Capital Corp.
FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, by and on behalf of the Company, to execute and file any applications for exemptive relief, and any amendments deemed necessary or appropriate thereto, and any other related documents, including, but not limited to, requests for no-action relief or interpretative positions under the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended or the Investment Company Act of 1940, as amended, or any other applicable federal or state securities laws, as such Authorized Officers, in their sole discretion, deem necessary, appropriate or advisable in order to effectuate the transactions contemplated therein and the relief sought thereby.